Amanat Acquisition Corp

153 Central Avenue

C/O 56

Westfield, NJ 07091

201-688-0364

May 14, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ruairi James Regan

RE:	Amanat Acquisition Corp (the “Company”)
Registration File No. 333-295170 (the “Registration Statement”) Request for Acceleration of Effective Date

Ladies and Gentleman

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement to be declared effective on May 18, 2026 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Very truly yours,

Amanat Acquisition Corp

By:	/s/ Pavan Cheruvu
	Name:	Pavan Cheruvu
	Title:	Chief Executive Officer